SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2006	Commission File Number: 1-9059
BARRICK GOLD CORPORATION
(Name of Registrant)
BCE Place, Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTICE TO READER
On March 31, 2006, Barrick Gold Corporation (“Barrick”) released its 2005 Annual Report to Shareholders (the “Annual Report”) and such Annual Report was furnished to the Commission on Form 6-K on the same date. Subsequent to the release of the Annual Report, Barrick noted that, due to a typographical error, information for the Pierina mine had been presented incorrectly in the table entitled “Contained Silver Within Reported Gold Resources” on page 129 of the Annual Report. The corrected version of the Annual Report is Exhibit 99.1 hereto. The same table, containing the same typographical error, was contained in Barrick’s Year-End Report for 2005 which was furnished to the Commission on Form 6-K on February 28, 2006.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
Date: April 12, 2006	By:	/s/ Sybil E. Veenman
		Name:	Sybil E. Veenman
		Title:	Vice President, Assistant General Counsel and Secretary

EXHIBIT

Exhibit	Description of Exhibit
99.1	Barrick Gold Corporation’s 2005 Annual Report to Shareholders (Corrected)